UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____ AND ENDING _____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

_____
(No. and Street)

_____
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_____
(Name – if individual, state last, first, and middle name)

_____
(Address)   (City)   (State)   (Zip Code)

_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Reilly_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stonepine Advisors, LLC_____, as of December 31_____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _James F. Reilly_____

Title: _MANAGING Partner_____

Pamela Jane Mulligan

Notary Public

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALL PURPOSE ACKNOWLEDGEMENT

State of _Colorado_

County of _Arapahoe_

On _2/28/22_ before me, _Pamela Jane Mulligan_

Personally appeared _James Reilly_ ( ) personally

known to me – OR – (X) proved to me on the basis of satisfactory evidence to be the

person(s) whose name(s) is/are subscribed to the within the instrument and acknowledged

to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that

by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of

which the person(s) acted, executed the instrument.

WITNESS my hand and official seal

Signature of Notary: _Pamela Jane Mulligan_

My Commission Expires: _10-19-25_

STONEPINE ADVISORS, LLC

CONTENTS

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))



Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Stonepine Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stonepine Advisors, LLC (the Company) as of December 31, 2021, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statement, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 23, 2022

We have served as the Company's auditor since 2016.

STONEPINE ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

<u>ASSETS</u>

ASSETS
Cash	$	84,974
Prepaid expenses		12,491
Security deposit		2,835
Property and equipment, net		3,282
Right-of-use asset		4,866
TOTAL ASSETS	$	108,448

<u>LIABILITIES AND MEMBER'S EQUITY</u>

LIABILITIES
Accrued expenses	$	2,250
Due to related party		6,442
Lease liability		4,941
TOTAL LIABILITIES		13,633

COMMITMENTS AND CONTINGENCIES (NOTE 3)

MEMBER'S EQUITY		94,815
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	108,448

The accompanying notes are an integral part of this financial statement.

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

Note 1 – Ownership Structure

Stonepine Advisors, LLC (the "Company") is a registered securities broker-dealer that is registered in the state of California as a California limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides strategic and financial advice to small and mid-sized technology companies. Such services include both buy and sell side merger and acquisition advice and fairness opinions, financial structure advice, valuation services and capital raising services on an agency basis, in either the public or private market. The Company is headquartered in Palo Alto, California.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of cash on hand, checking and saving accounts. There are no withdrawal restrictions on cash. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2021.

Accounts Receivables and Allowance for Credit Losses

The Company accounts for estimated credit losses on accounts receivable from contracts with customers subject to the guidance in ASC 326-Financial Instruments-Credit Losses. The Company estimates expected credit losses over the life of its receivables as of the reporting date based on relevant information about past events, current conditions, and reasonable supportable forecasts.

Note 2 - Summary of Significant Accounting Policies (continued)

Accounts Receivables and Allowance for Credit Losses (continued)

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation allowance on the balance sheet that is deducted from the asset's amortized cost basis. As of December 31, 2021, there was no allowance for credit losses.

Financial Instruments and Fair Value

The carrying amounts of the Company's financial instruments, including cash, accounts receivable, accounts payable, approximate their fair values due to their short maturities. There are no financial instruments that are required to be measured at fair value on a recurring basis.

Income Taxes

The Company is organized as an LLC. No provision is made for federal income taxes as the Company's net loss is reported on tax returns of its member. The Company files its own state and local tax returns, provisions for which are included in the operating expenses of the Company.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for the three years ended December 31, 2019, 2020, and 2021.

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and has an unconditional right to payment. The Company records deferred revenue when payment is received, and the performance obligations are not yet satisfied. The Company had receivables related to revenues from contracts of $0 at January 1, 2021.

Note 2 - Summary of Significant Accounting Policies (continued)

Contract Balances (continued)

The Company's deferred revenue relates to retainer and milestone fees received in investment banking advisory engagements where the performance obligation has not yet been satisfied. Deferred revenue at January 1, 2021 was $0 and there were no other prior year commitments that related to current year revenue.

Leases

The Company accounts for leases under ASU 2016-02, Leases *(Topic 842)*. The accounting guidance requires the Company, the lessee, to recognize the right-of-use asset and related lease liability for its operating leases.

The Company leases its office in Palo Alto, California and it entered into a new lease on March 16, 2020, which was subsequently amended on April 09, 2020. The new lease is from May 2020 through March 2022 with monthly lease payments ranging from $1,200 and escalating up to $2,180. The Company has recorded a right-of-use asset and lease liability under the current lease arrangement, based on the estimated present value of the lease payments over the lease term.

The Company used an incremental borrowing rate of 3% which approximates the U.S. Treasury rate. Effective January 1, 2022, the Company has terminated its current lease agreement and therefore, will have no remaining minimum lease payments. The lease will be in the name of the newly formed management company of which rent expense will be allocated to the Company under a new expense sharing agreement with the management company, (See Subsequent Event Note 11).

Note 3 – Commitments and Contingencies

From time to time the Company is sometimes involved in various legal and regulatory matters arising from its securities activities. Although the initiation and ultimate outcome of such matters cannot be predicted, it is the opinion of management, that the resolution of any such current matters will not have a material effect upon the Company's financial position or results of operations.

The World Health Organization continued to raise concern over COVID-19 and its other variants. This global pandemic, and any related adverse public health developments could

Note 3 – Commitments and Contingencies (continued)

adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the pandemic could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID-19 and its other variants is uncertain. Management continues to monitor the pandemic, however, as of the date of this financial statement the potential impact of such on the Company's business and operations cannot be reasonably estimated.

Note 4 – Related Party Transactions

As of December 31, 2021, the amount due to the sole managing member for expense reimbursement was $6,442. For the year ended December 31, 2021, the Company paid the managing member management fees totaling $154,500.

Note 5 – Property and Equipment:

Furniture and equipment	$5,093
Accumulated Depreciation	1,811
Net	$3,282

The Company's policy is to record as a fixed asset any purchase greater than $1,000. Equipment has a useful life of three years and furniture has a useful life of seven years.

Note 6 – Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") adopted by the SEC and administered by FINRA, which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, of the greater of $5,000 or 6.67% of aggregate indebtedness. The relationship of aggregate indebtedness to net capital changes from day to day. At December 31, 2021, the Company's net capital was $75,557, its ratio of aggregate indebtedness to net capital was to 0.12 to 1, and its excess net capital of the required minimum net capital was $70,557.

STONEPINE ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

Note 7 – Concentration of Credit Risk

Cash is maintained with high quality financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company extends credit to its customers, located primarily in California, in the ordinary course of business. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures. The Company performs ongoing credit evaluations of its customers, but generally does not require collateral to support accounts receivable.

Note 8 – Liquidity

The Company has sustained operating losses in the current year. The Company has been able to maintain adequate liquidity through the injection of capital from its managing member. As of December 31, 2021, the Company had cash of $84,974 and liabilities of $13,633.

Management has carefully reviewed existing conditions with consideration whether the Company will be able to meet its obligations as they become due within the next year. The Company is dependent upon the managing member to provide the necessary contributions to cover operational expenses as well as maintain minimum net capital requirements. The managing member continues to rely on the Company as a strategic part of its operation, and as such has committed financial support.

Note 9– Paycheck Protection Program Loan

The U.S. enacted Coronavirus Aid Relief and Economic Security Act (the "CARES Act"). The CARES Act is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act included temporary tax law changes to provide additional relief to U.S. business and individual taxpayers.

On May 5, 2020, the Company was granted a loan in the amount of $14,720, pursuant to the Paycheck Protection Program ("PPP"). The PPP established as part of the Cares Act provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of qualifying businesses. The loans and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, employee benefits, rent and utilities and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four-week period.

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

Note 9– Paycheck Protection Program Loan (continued)

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments until the date on which the amount of forgiveness is remitted to the lender. In July of 2021, the Company was notified that the entire amount of the PPP loan would be forgiven.

Note 10 – Going Concern

Continued operating losses could directly impact the Company's regulatory capital. It is management's intention to control costs and increase revenue. It is management's understanding that it will continue to receive capital infusions as necessary. However, there is no assurance that such capital infusions will continue in the future. These conditions raise substantial doubt about the Company's ability to continue as a going concern. This financial statement does not contain any adjustments that might result from the outcome of these uncertainties.

Note 11 -Subsequent Event

The Company has reviewed events that have occurred after December 31, 2021, through February 23, 2022, the date the financial statement was available to be issued. Effective January 1, 2022, the Company will enter into a management services expense sharing agreement with its affiliate SA Management Inc., a management company.

SA Management Inc. shall provide administrative services for invoicing, collections, and related services, which services shall be performed by such appropriately qualified and experienced personnel as SA Management Inc. may designate. The person initially designated by SA Management Inc. to provide such services is the managing member. SA Management Inc. will provide Stonepine Advisors, LLC with appropriate office space, together with electricity, telephone service,computers, Internet access and other typical office facilities and services as Stonepine Advisors, LLC may require.

Stonepine Advisors, LLC shall reimburse SA Management Inc. for SA Management Inc's actual out- of pocket -cost of providing the Services. With respect to the Facilities, the cost shall be equal to the rent for the Premises,plus a reasonable estimate of the cost of electricity, telephone service, Internet service, photocopy usage, and similar items, plus an administrative fee of $250 per month. With respect to Information and Computer Services, cost shall be defined as the actual cost of the service plus an administrative fee of 10% less any cost recoveries by SA Management Inc. from providing such services to third parties.